

March 31, 2011

Mr. Jonathan R. Mather
Chief Financial Officer
American Reprographics Company
1981 N. Broadway, Suite 385
Walnut Creek, California 94596

>   **Re: American Reprographics Company**
>   **Form 10-K for the Fiscal Year Ended December 31, 2010**
>   **Filed March 9, 2011**
>   **File No. 1-32407**

Dear Mr. Mather:

We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

Goodwill and Other Intangible Assets, page 41

1. We note that goodwill represents 52% or more of your assets as of December 31, 2010. We also note your disclosure on page 30, where you stated that of the reporting units impaired during 2010, 11 continue to carry goodwill of $89.5 million. Since your consolidated goodwill has a total carrying amount of $295 million or 52% o f total assets at December 31, 2010,it appears that 1 or 2 of your 13 reporting units account for a significant portion of your goodwill balance. If so, please identify the reporting unit(s) and disclose the following information for each reporting unit (with material goodwill) that is at risk of failing step one of the goodwill impairment test:

     •   Percentage by which fair value exceeded carrying value as of the most

> recent step-one test
> - Amount of goodwill allocated to the unit
> - Description of the methodology used to determine fair value
> - Description of key assumptions used and how the key assumptions were determined
> - Discussion of the uncertainty associated with the key assumptions and any potential events and/or circumstances that could have a negative effect on the key assumptions.

Otherwise disclose, if true, in your critical accounting policies that none of your reporting units with significant goodwill is at risk of failing step one of the goodwill impairment test. Please provide us your proposed disclosures.

Impairment of Long-Lived Assets, page F-10

2. Based on the guidance in ASC 360-10-35-23, please tell us how you determined the lowest level of asset grouping for impairment testing purposes.

Fair Values of Financial Instruments, page F-13.
Cash and cash equivalents, page F-13

3. Please disclose the major components of cash equivalents, their respective level in the fair value hierarchy, and the inputs and valuation technique(s) used to measure fair value. Refer to ASC 820-10-50(2)(e).

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please file all correspondence over EDGAR. You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director